[FOUR SEASONS LETTERHEAD]

John M. Davison
Chief Financial Officer



                                November 8, 2006

VIA EDGAR

Ms. Cicely LaMothe
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

RE:      FOUR SEASONS HOTELS INC.
         FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
         FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006
         FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006
         FILE NO. 5-52609

Dear Ms. LaMothe,

    Filed herewith via Edgar is the Memorandum referenced in the letter of Four Seasons Hotels Inc. filed with the Securities and Exchange Commission (the "Commission") via Edgar on November 3, 2006, which Memorandum was previously furnished to the Commission on a supplemental basis.


                                                 Sincerely,


                                                 /s/ John Davison

Memorandum Response to Question #2 in SEC Comment Letter


FOUR SEASONS HOTELS INC.

ACCOUNTING FOR THE CONVERSION FEATURES IN THE 1.875% CONVERTIBLE SENIOR NOTES DUE 2024 - US GAAP

The following sets out the analysis of Four Seasons Hotels Inc. ("FSHI" or the "Company") regarding the accounting for the conversion features in the 1.875%
Convertible Senior Notes Due 2024 (the "Convertible Notes") issued by the Company on June 18, 2004 and underwritten by a syndicate including, among others, Morgan Stanley & Co. Incorporated (as lead underwriter).

This analysis is based on the terms of the Convertible Notes set out in the Base Trust Indenture (the "Indenture") and First Supplemental Indenture (the "First Supplemental Indenture"), each dated as of June 18, 2004, and summarized in the attached appendix "1.875% Convertible Senior Notes Due 2024 - Terms Pertinent to Accounting" - capitalized terms used below and not otherwise defined herein are as set forth therein.

In reaching our conclusions, we have considered United States generally accepted accounting principles ("US GAAP") as set out in various US GAAP authoritative pronouncements, in particular Accounting Principles Board Opinion No. 14 - ACCOUNTING FOR CONVERTIBLE DEBT AND DEBT ISSUED WITH STOCK PURCHASE WARRANTS ("APB 14"); Statement of Financial Accounting Standards No. 133 - ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended ("FAS 133"); and EITF Issue No. 00-19 - ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK ("EITF 00-19"). Other authoritative pronouncements that we considered are: EITF Issue No. 98-5 - ACCOUNTING FOR CONVERTIBLE SECURITIES WITH BENEFICIAL CONVERSION FEATURES OR CONTINGENTLY ADJUSTABLE CONVERSION RATIOS ("EITF 98-5"); EITF Issue No. 01-6, THE MEANING OF "INDEXED TO A COMPANY'S OWN STOCK" ("EITF 01-6"); EITF Issue No. 05-2 - THE MEANING OF "CONVENTIONAL CONVERTIBLE DEBT INSTRUMENT" IN ISSUE NO. 00-19; Derivatives Implementation Group Implementation Issue No. C8 - SCOPE
EXCEPTIONS: DERIVATIVES THAT ARE INDEXED TO BOTH AN ENTITY'S OWN STOCK AND CURRENCY EXCHANGE RATES ("DIG C8").

THE ANALYSIS OF THE US GAAP TREATMENT OF THE CONVERSION FEATURES IN THE CONVERTIBLE NOTES IS AS FOLLOWS (referred to hereinafter as the "Conversion Option"):

1.   INITIAL ACCOUNTING FOR CONVERTIBLE DEBT - GENERAL PROVISIONS OF US GAAP

     The initial accounting for the issuance of convertible debt is generally identical to accounting for debt that has no conversion feature. APB 14 states that if the debt is convertible into the common stock of the debtor at a specified price at the option of the creditor and is sold at a price or has a value at issuance not in excess of the face amount, no portion of the proceeds from the issuance of convertible debt should be accounted for as attributable to the conversion feature.

     Specifically, in accordance with EITF Issue No. 98-5, if the effective conversion price, based on the proceeds received for, or allocated to, the convertible debt instrument, is equal to or greater than the fair value of the entity's stock at the commitment date, no value is assigned to the conversion feature upon issuance. In making this determination, the effective conversion price, and not the stated conversion rate, in the convertible debt instrument should be used to determine whether any value should be assigned to the conversion feature. However, if the effective conversion price is less than the fair value of the stock on the commitment date, the convertible debt instrument includes a "beneficial conversion feature" for which value must be assigned, based on the "intrinsic value" of the beneficial conversion feature based on EITF 98-5.

     For these purposes, the conversion price is calculated by dividing the proceeds received for, or allocated to, the convertible instrument by the number of shares to be issued upon conversion of the debt instrument into shares. In calculating the conversion price, proceeds should not be net of debt issuance costs, which for this purpose include only incremental issuance costs and direct costs paid to parties other than the creditors.

     We have determined that there is no "beneficial conversion feature" in the Convertible Notes because (1) the notes were issued at par, (2) there were no other features of the Convertible Notes that required separate accounting under US GAAP (e.g. no detachable warrants or other freestanding financial instruments), and (3) the conversion price of US$ 71.64 (which is the issue price per Convertible Note of US$ 1,000 divided by 13.9581(1) shares - the number of Limited Voting Shares into which the Convertible Notes are convertible) was approximately 125% of the then current market price of FSHI's Limited Voting Shares of US$ 57.01 (on June 18, 2004, the date at which the purchaser of the Convertible Notes was irrevocably committed to buying the securities - i.e. the "commitment date").

2.   INITIAL ACCOUNTING FOR CONVERTIBLE DEBT - "EMBEDDED DERIVATIVES"

     We are also required to consider all of the provisions of the Convertible Notes to determine if any of them may have an accounting impact. In that regard, a convertible debt instrument may include an embedded derivative that needs to be bifurcated and accounted for separately under the provisions of FAS 133.

     FAS 133 provides that contracts that do not in their entirety meet the definition of a derivative instrument, such as convertible debt instruments, may contain "embedded" derivative instruments - implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (the "host contract") is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more "underlyings" - which is defined as a specified interest rate, security price, commodity price, foreign exchange rate, index of prices, or other variable.



----------

(1) The number of Limited Voting Shares into which the Convertible Notes are convertible is subject to antidilution provisions typical of instruments of this nature.

     FAS 133 requires that an embedded derivative instrument be separated from the host contract and accounted for as a derivative instrument if and only if all of the following criteria are met:

     a) The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

     b) The contract (the "hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

     c)   A separate  instrument with the same terms as the embedded  derivative
          instrument   would  be  a   derivative   instrument   subject  to  the
          requirements of FAS 133.

     Identifying and analyzing embedded derivative instruments can be a complex process. The critical steps relative to the identification and analysis of embedded derivative components are as follows:

     a)   identification of a contract as a hybrid instrument;
     b)   determination of the host contract;
     c)   identification of the embedded component;
     d) determination of whether the embedded component meets the definition of a derivative; and
     e) determination of whether the embedded derivative warrants accounting separate from the host contract.

     Application of this analysis to the Conversion Option in the Convertible Notes is as follows(2):

     A)   IDENTIFICATION OF A CONTRACT AS A HYBRID INSTRUMENT -

          A common example of a hybrid instrument under FAS 133 is a debt instrument that contains a conversion option. The Convertible Notes include the Conversion Option. Therefore, we conclude that the Convertible Notes are a "hybrid instrument".

     B)   DETERMINATION OF THE HOST CONTRACT -

          A host contract is the non-derivative instrument or contract component in a hybrid instrument. The most common types of host contracts are debt and equity contracts. We believe that it is clear that the "host contract" relating to the Convertible Notes is a debt contract.


----------

(2) The Convertible Notes contain other embedded derivatives that are unrelated to the Conversion Option and are not addressed in this memorandum.

     C)   IDENTIFICATION OF THE EMBEDDED COMPONENT -

          To analyze whether the embedded component needs to be accounted for separately from the host contract under FAS 133, we need to identify the specific terms of both the host contract and any embedded components. Based on our analysis of the Convertible Notes, we believe that the Conversion Option represents a component that should be considered separately from the host debt contract because the Conversion Option held by the holders of the Convertible Notes gives them a contingently exercisable contractual right to convert the Convertible Notes into Limited Voting Shares of FSHI, which is a
          characteristic   not  included  in  a  pure  "debt   instrument".

     D) DETERMINATION OF WHETHER THE EMBEDDED COMPONENT MEETS THE DEFINITION OF A DERIVATIVE -

          For an embedded component to be accounted for separately from the host contract, it must meet the definition of a derivative instrument in FAS 133 as if it were a freestanding instrument. In addition, it must not be excluded from the scope of FAS 133.

          Under FAS 133, a derivative instrument is a financial instrument or other contract that has all of the following basic characteristics:

          a) The instrument or contract has (1) one or more underlyings (see definition above), and (2) one or more notional amounts (which is defined as a number of currency units, shares, bushels, pounds, or other units specified in a derivative instrument) or payment provisions, or both.

          b) The instrument or contract requires no, or a small, investment at the inception of the contract (i.e., the initial net investment is zero, or smaller than would be required for other types of contracts expected to have similar responses to changes in market factors).

          c) The instrument or contract requires or permits net settlement, can readily be settled net by a means outside of the contract, or provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

          In our view, the Conversion Option in the Convertible Notes also meets these criteria, namely;

          (i) the underlying is the price of the Limited Voting Shares and the notional amount is the number of Limited Voting Shares into which the Convertible Notes are convertible;

          (ii) under the embedded component provisions of FAS 133 paragraph 12(c), the initial net investment for the hybrid instrument (US$ 1,000 per Convertible Note) shall not be considered to be the initial net investment for the embedded derivative - we determined that the fair value of the Conversion Option in the Convertible Notes would be substantially less than the cost of buying the 13.9581 Limited Voting Shares that are subject to the Conversion Option; and

         (iii) the Conversion Option puts the person converting the Convertible Notes in a position not substantially different from net cash settlement, because they receive Limited Voting Shares that are readily convertible into cash - the Limited Voting Shares are listed for trading, and are actively traded, on the New York Stock Exchange and the Limited Voting Shares that would be issued on exercise of the Conversion Option are registered with the SEC in the United States.

          EXEMPTION FROM ACCOUNTING FOR THE CONVERSION OPTION AS A DERIVATIVE UNDER PARAGRAPH 11(A) OF FAS 133

          With respect to the Conversion Option, FAS 133 paragraph 11(a) provides an exclusion from the scope of the Standard for contracts that are (1) indexed to the entity's own stock, and (2) classified in stockholders' equity.

          PARAGRAPH 11(A)(1) - INDEXED TO THE ENTITY'S OWN STOCK

          We understand that paragraph 286 of FAS 133 and DIG C8 clarify that the scope exception in paragraph 11(a) is applicable to contracts that are indexed ONLY to the issuer's own stock.

          EITF Issue No. 01-6 provides guidance for determining whether certain contingently exercisable instruments would be considered INDEXED TO A COMPANY'S OWN STOCK within the meaning of paragraph 11(a) of FAS 133. The instruments addressed in EITF 01-6 are freestanding financial instruments and financial instruments with embedded features for which settlement is based on changes in the issuing company's stock price and one or more defined contingencies, provided that, once the contingencies have occurred, the settlement amount is based solely on the issuing company's stock. Under the consensus in EITF 01-6, instruments within its scope are considered indexed solely to a company's own stock for the issuer, provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer's own operations, and (2) once the contingent events have occurred, the instrument's settlement amount is based solely on the
          issuer's   stock.   Furthermore,   we  understand  that  a
          contingent conversion feature that allows for conversion in the event the trading price of a convertible instrument is less than the trading price of the underlying common stock multiplied by the applicable conversion rate, such as the PARITY FEATURE of the Conversion Option referred to in (b) below, is considered indexed solely to a company's own stock.

          The value of the Conversion Option changes based on movements in FSHI's stock price, changes in the probability of the occurrence of certain contingent events, and changes in the value of the debt.

          The contingent events that permit the Conversion Option to become exercisable for specified periods following each event are:

          a) If the closing price of Limited Voting Shares for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price (US$ 71.64 per share, subject to the anti-dilution provisions as noted under Conversion Rate Adjustments in the attached appendix) in effect on that 30th day;

          b) If for any 10 consecutive trading day period the trading price per US$1,000 principal amount of the Convertible Notes for each day of the period was less than 95% of the product of the closing sale price of Limited Voting Shares on that day and the conversion rate for that day;

          c)   If FSHI has called the Convertible Notes for redemption;

          d) Upon the occurrence of certain "Specified Corporate Transactions" (an issue to all holders of Limited Voting Shares of certain rights or warrants to purchase Limited Voting Shares or certain extraordinary distributions to all holders of Limited Voting Shares) or a fundamental change - see the description of these terms in the attached appendix.

          Nevertheless, we understand that the Conversion Option would be considered solely indexed to FSHI's own Limited Voting Shares in accordance with the provisions of EITF 01-6 and based on the general understanding in FAS 133 that indexation of the conversion feature to the debt itself is not considered a form of dual indexation. In this case, all of the contingencies are directly related to the market for FSHI's Limited Voting Shares and, once a contingency has occurred, the value of the Conversion Option varies only with changes in the value of FSHI's Limited Voting Shares.

          Although the conversion price of the Conversion Option is denominated in US dollars (US$ 71.64 per share), we did not consider the Canada/US exchange rate to be another "index" in the Conversion Option because
          (1) the Limited Voting Shares are actively traded on the New York Stock Exchange, where the shares are quoted and traded in US dollars,
          (2) all of the Convertible Notes were sold outside of Canada for proceeds received in US dollars, and (3) interest and principal on the Convertible Notes will be paid in US dollars. In arriving at this conclusion we considered the guidance provided in DIG C8; FAS 133 paragraph 38; FAS 133 Basis for Conclusions, paragraphs 311 and 480; in particular, the sentence in paragraph 480 that states: "Regardless of the country in which the issuer of an equity security is domiciled, that security presents no discernible foreign exchange risk to a holder who may trade the security for a price denominated in its functional currency."

          PARAGRAPH 11(A)(2) - CLASSIFIED IN STOCKHOLDERS' EQUITY

          As indicated above, the exemption provided in FAS 133, paragraph 11(a)(2) applies if the embedded derivative, were it a freestanding instrument, would be classified in stockholders' equity. In that regard, EITF 00-19 needs to be examined to determine whether the multiple embedded components in the Convertible Notes would cause the Conversion Option to meet the requirements for the paragraph 11(a)(2) exclusion: specifically, whether the Conversion Option would be classified in stockholders' equity if it was a freestanding derivative. EITF 00-19 contains criteria for determining whether a freestanding derivative is classified in equity.

          The Convertible Notes permit the Company, at its option (but not at the holder's option), to satisfy a conversion request by delivering Limited Voting Shares or the equivalent amount of cash, or a combination of the two. Thus, pursuant to paragraph 8 of EITF 00-19, the Conversion Option would be classified in stockholders' equity, provided the criteria in paragraphs 12 - 32 of EITF 00-19 are met.

          However, EITF 00-19 also provides that for purposes of evaluating whether an embedded derivative indexed solely to a company's own stock under paragraph 11(a)(2) of FAS 133 would be classified in stockholders' equity if freestanding, paragraphs 12 - 32 do not apply if the hybrid contract is a "conventional" convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). It is our view that the Conversion Option in the Convertible Notes is not a "conventional" convertible debt instrument because (1) FSHI can satisfy a conversion request in shares, the equivalent amount of cash, or a combination of the two, and (2) if a "fundamental change" occurs on or before July 30, 2009, the holder would be entitled to the "Make Whole Premium", which increases the number shares that the holder is entitled to receive on conversion(3). Thus, we must evaluate whether the conversion feature of the Convertible Notes would be classified in stockholders' equity under the paragraphs 12 - 32 of EITF 00-19.

          Paragraphs 12 - 32 of EITF 00-19 provide that a derivative would be classified in equity if the contract gives the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), provided that all the following criteria have been met:

          a) The contract permits the company to settle in unregistered shares.

          b) The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

          c) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

          d) There are no required cash payments to the counterparty in the event the company fails to make timely filings with securities regulators.

          e) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

          f) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

          g) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

          h) There is no requirement in the contract to post collateral at any point or for any reason.

          EITF 00-19 contains detailed discussion of each of these criteria, which is not repeated herein.


----------

(3) This conclusion was subsequently substantiated by EITF Issue No. 05-2 - THE MEANING OF "CONVENTIONAL CONVERTIBLE DEBT INSTRUMENT" IN ISSUE NO. 00-19.

          To consider the EITF 00-19 tests and to understand the relevant terms and conditions of the Convertible Notes, we held discussions with our external counsel, Wachtell, Lipton, Rosen & Katz, (US securities counsel for FSHI) and Goodmans LLP (Canadian securities counsel) and reviewed relevant sections of the Indenture and the First Supplemental Indenture for the Convertible Notes.

          The analysis of the criteria set out in paragraphs 12 to 32 of EITF 00-19 is set out below.

          A) PARAGRAPHS 14 TO 18 - THE CONTRACT PERMITS THE COMPANY TO SETTLE IN UNREGISTERED SHARES.

             FSHI is required only to use its commercially reasonable efforts to cause any shares issuable upon conversion of the Convertible Notes that require registration with or approval of governmental authority before they may be issued upon conversion to be duly registered or approved, as the case may be (ss.4.08(b) of the First Supplemental Indenture).

             Additionally, EITF 00-19 paragraph 18 provides that if the shares required to settle the conversion option are registered at inception and there are no further timely filing or registration requirements then this criteria is satisfied.

             The Limited Voting Shares required to settle the Conversion Option were registered at inception of the Convertible Notes pursuant to the Company's shelf Registration Statement filed on Form F-10, which registered an indeterminate number (being that number of Limited Voting Shares as may be issuable upon conversion, redemption, exchange or exercise of any debt securities registered under the shelf registration having an aggregate initial offering price not to exceed $250,000,000).

             We also noted that, as a consequence of the registration of the Limited Voting Shares underlying the Convertible Notes and pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, there are no further timely filing or registration requirements that are required to be met for the Company to be able to deliver registered shares on exercise of the Conversion Option.

             We also considered whether there were any other terms of the Convertible Notes that would be similar to a timely filing or registration requirement. The First Supplemental Indenture (ss.
             4.08 (b)) contains a covenant that requires that, so long as the Limited Voting Shares shall be listed on the New York Stock Exchange or the Toronto Stock Exchange, FSHI will use its commercially reasonable efforts, if permitted by the rules of such exchanges, to list and keep listed the Limited Voting Shares issuable upon conversion of the Convertible Notes, and FSHI will use its commercially reasonable efforts to list the Limited Voting Shares required to be delivered upon conversion of the Convertible

             Notes prior to such delivery upon any other national securities exchange upon which the outstanding Limited Voting Shares are listed at the time of such delivery.

             Accordingly, this criterion was satisfied.

          B) PARAGRAPH 19 - THE COMPANY HAS SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE THE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING.

             Consistent with the corporate statute under which FSHI is governed, FSHI's articles, authorize an unlimited number of Limited Voting Shares for issuance. Accordingly, FSHI's capital structure does not impose a restriction on the number of shares to be issued on conversion.

             Accordingly, this criterion was satisfied.

          C) PARAGRAPHS 20 TO 24 - THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT.

             As discussed under point (a), above, shares to be issued on exercise of the Conversion Option have already been registered in a sufficient, indeterminate number, and as discussed under point (b) FSHI has unlimited authorized share capital to satisfy the requirement to issue Limited Voting Shares upon exercise of the Conversion Option.

             Accordingly, this criterion was satisfied.

          D)   PARAGRAPH  25 -  THERE  ARE  NO  REQUIRED  CASH  PAYMENTS  TO THE
               COUNTERPARTY IN THE EVENT THE COMPANY FAILS TO MAKE TIMELY FILINGS WITH THE SEC.

             There are no required cash payments with respect to the Conversion Option in the event FSHI fails to make timely filings with the SEC or with Canadian securities regulators. See also discussion in point (a) above dealing with the listing covenants.

             Accordingly, this criterion was satisfied.

          E) PARAGRAPH 26 - THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IF THE SHARES INITIALLY DELIVERED UPON SETTLEMENT ARE SUBSEQUENTLY SOLD BY THE COUNTERPARTY AND THE SALES PROCEEDS ARE INSUFFICIENT TO PROVIDE THE COUNTERPARTY WITH FULL RETURN OF THE AMOUNT DUE (THAT IS, THERE ARE NO CASH SETTLED "TOP-OFF" OR "MAKE-WHOLE" PROVISIONS).

             Neither the Indenture nor the First Supplemental Indenture includes a covenant on the part of FSHI to make incremental payments if Limited Voting Shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

             Holders of the Convertible Notes may be entitled to a Make Whole Premium if holders exercise the Conversion Option upon the occurrence of a "fundamental change" on or before July 30, 2009. If a Make Whole Premium is required, FSHI can satisfy it by the issuance of additional Limited Voting Shares or cash at FSHI's option in lieu of some or all of those shares -- there is no requirement for FSHI to pay it in cash. The additional shares to be issued in these circumstances is that number of Limited Voting Shares having a value equal to the aggregate of the Make Whole Premium plus accrued and unpaid interest.

             EITF 00-19 paragraph 26 indicates that if the make-whole provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including those under the make-whole premium) is fixed and less than the number of available authorized shares, a make-whole provision would not preclude equity classification. As noted above, the Make Whole Premium can be settled in shares at FSHI's option and, as discussed under point (a) above, shares to be issued on exercise of the Conversion Option have already been registered in a sufficient, indeterminate number and as discussed under point (b) FSHI has unlimited authorized share capital.

             Accordingly, this criterion was satisfied.

          F) PARAGRAPHS 27 AND 28 - THE CONTRACT REQUIRES NET-CASH SETTLEMENT ONLY IN SPECIFIC CIRCUMSTANCES IN WHICH HOLDERS OF SHARES UNDERLYING THE CONTRACT ALSO WOULD RECEIVE CASH IN EXCHANGE FOR THEIR SHARES.

             EITF 00-19 paragraph 27 provides that if a change-in-control provision requires that the counterparty receive the same form of consideration (for example, cash, debt, or other assets) as stockholders', permanent equity classification would not be precluded.

             Holders can exercise the Conversion Option in connection with a "fundamental change". In this case, if the Conversion Option is exercised, the holder of Convertible Notes will receive either Limited Voting Shares based on the conversion ratio (i.e. 13.9581 Limited Voting Shares/US$1,000 principal amount), if the Conversion Option is exercised before the record date for the fundamental change, or the kind and amount of cash, securities and other assets or property that the holder would have received if the holder had held shares immediately before the fundamental change, if the Conversion Option is exercised after that date, plus in either case the Make Whole Premium, if applicable, discussed in points (c) and
             (e) above. While FSHI can, at its option, pay cash in lieu of issuing some or all of the Limited Voting Shares, FSHI would only be required to pay cash if holders of Limited Voting Shares received cash in connection with the fundamental change.

             Accordingly, this criterion was satisfied.

          G) PARAGRAPHS 29 TO 31 - THERE ARE NO PROVISIONS IN THE CONTRACT THAT INDICATE THAT THE COUNTERPARTY HAS RIGHTS THAT RANK HIGHER THAN THOSE OF A SHAREHOLDER OF THE STOCK UNDERLYING THE CONTRACT.

             We considered whether there are any terms of the Convertible Notes related solely to the Conversion Option that would indicate that holders strictly in their capacity as Conversion Option holders have rights IN RESPECT OF SHARES OF FSHI that rank higher than those of a shareholder. We are not aware of any such terms. (This does not apply to the principal portion of the debt, but only to the embedded Conversion Option and the shares to be delivered on conversion).

             Accordingly, this criterion was satisfied.

          H) PARAGRAPH 32 - THERE IS NO REQUIREMENT IN THE CONTRACT TO POST COLLATERAL AT ANY POINT OR FOR ANY REASON.

             There are no requirements to post collateral related to the Conversion Option.

             Accordingly, this criterion was satisfied.

          Based on the analysis above, the criteria in paragraphs 12-32 have been met and the Conversion Option would be classified in equity if it were evaluated as a hypothetical freestanding derivative instrument. Accordingly, the Conversion Option would not be accounted for as a derivative in accordance with paragraph 11(a) of FAS 133.

          E)   DETERMINATION  OF  WHETHER  THE  EMBEDDED   DERIVATIVE   WARRANTS
               ACCOUNTING SEPARATE FROM THE HOST CONTRACT -

               In light of our conclusions that the Conversion Option, despite the fact that it would be a derivative on a stand-alone basis, and that it would not be clearly and closely related to a debt host contract, meets the exemption in FAS 133 paragraph 11(a), we concluded that the Conversion Option is not required to be accounted for separate from the debt host contract.


3. INITIAL AND SUBSEQUENT ACCOUNTING FOR CONVERTIBLE DEBT - ACCOUNTING FOR THE CONVERSION OPTION AS AN "EMBEDDED DERIVATIVE"

     Based on the above analysis, we concluded that the Convertible Notes should be accounted for in accordance with APB 14; accordingly, no portion of the proceeds from the issuance of the Convertible Notes should be accounted for as attributable to the Conversion Option, and the Convertible Notes should be accounted for solely as debt instruments.

MEMORANDUM RESPONSE TO QUESTION #2 IN SEC COMMENT LETTER
APPENDIX

1.875% CONVERTIBLE SENIOR NOTES DUE 2024 - TERMS PERTINENT TO ACCOUNTING

1) STRUCTURE - 1.875% contingently convertible senior notes - interest payable semi-annually, in arrears, January 30 and July 30 of each year, beginning January 30, 2005.

2)   TERM - 20 years

3)   MATURITY - July 30, 2024

4)   ISSUE PRICE - US$ 1,000 per Convertible Note (plus any accrued interest).

5)   PRINCIPAL AMOUNT - US$ 1,000 per Convertible Note

6) OPTIONAL REDEMPTION - FSHI may redeem the Convertible Notes at any time on or after August 4, 2009 for 100% of the principal amount of the Convertible Notes, plus accrued but unpaid interest - i.e. US$ 1,000, plus accrued and unpaid interest, for cash.

7) CONVERSION RIGHTS - The Convertible Notes are convertible at the holder's option at any time for 13.9581 Limited Voting Shares per US$ 1,000, subject to adjustment in certain circumstances (this rate is referred to as the "Conversion Rate") - resulting in an effective conversion price of approximately US$ 71.64 per share (subject to adjustment in certain circumstances); in the following circumstances:

     a) during any fiscal quarter, if the closing price of Limited Voting Shares for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price currently US$ 71.64 per share in effect on that 30th trading day;

     b) during the five consecutive trading day period immediately following any 10 consecutive trading day period in which the trading price per US$ 1,000 principal amount of the notes for each day of the period was less than 95% of the product of the closing sale price of Limited Voting Shares on that day and the conversion rate for that day; provided that if, on the date of conversion the closing sale price of Limited Voting Shares is greater than the conversion price, FSHI will deliver to a holder of Convertible Notes surrendered for conversion in lieu of a number of Limited Voting Shares (or cash or a combination of cash and Limited Voting Shares) based on the conversion price, that number of Limited Voting Shares or, at FSHI's option, cash or a combination of cash and Limited Voting Shares, with a value equal to the principal amount of the notes surrendered for conversion plus accrued and unpaid interest up to, but not including, the conversion date (this feature is referred to as the "parity feature");

     c)   if FSHI has called the notes for redemption; or

     d) upon the occurrence of certain Specified Corporate Transactions (an issue to all holders of Limited Voting Shares of certain rights or warrants to purchase Limited

          Voting Shares or certain extraordinary distributions to all holders of Limited Voting Shares) or a fundamental change - see below.

8) OPTIONAL SETTLEMENT ON CONVERSION - FSHI may, at its option, in lieu of delivering Limited Voting Shares upon conversion of all or a portion of the notes, elect to pay cash or a combination of cash and Limited Voting Shares.

9)   REDEMPTION  OF  NOTES  AT  THE  OPTION  OF THE  HOLDERS  -  Holders  of the
     Convertible Notes have the right to require FSHI to purchase all or a portion of the Convertible Notes on July 30, 2009, 2014 and 2019 for 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued but unpaid interest. FSHI is to pay the purchase price for any Convertible Notes repurchased on July 30, 2009 in cash. FSHI may choose to pay the purchase price of any Convertible Notes repurchased on July 30, 2014 and July 30, 2019, at its option, in cash, Limited Voting Shares, or a combination of cash and Limited Voting Shares.

10) MAKE WHOLE PREMIUM - If a "fundamental change" occurs on or before July 30, 2009, holders of Convertible Notes will be entitled to a Make Whole Premium upon the repurchase of the notes (if the fundamental change is also a "change of control") or through the conversion of Convertible Notes in connection with a fundamental change. FSHI may satisfy the Make Whole Premium, at its option, in cash, Limited Voting Shares or, in certain circumstances, the consideration into which all or substantially all of the Limited Voting Shares has been converted in connection with the fundamental change (or any combination thereof). The amount of the Make Whole Premium, if any, will be a specified percentage of the Principal Amount of the Convertible Notes, based on the "stock price" and the effective date of the "fundamental change". Holders of Convertible Notes will not be entitled to the make whole premium if the "stock price" is less than US$ 55.11 or more than US$ 150.00. If the Make Whole Premium relates to a conversion as a result of a fundamental change, the Make Whole Premium results in an increase in the number of Limited Voting Shares into which the Notes are convertible.

11) OFFER TO PURCHASE UPON A DESIGNATED EVENT - Upon a "fundamental change" or "termination of trading", FSHI will be required to offer to purchase all outstanding Convertible Notes at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. FSHI may choose to pay the purchase price, at its option, in cash, Limited Voting Shares, securities of the surviving entity if FHSI is not the surviving corporation, or a combination of cash and the applicable securities. FSHI's obligation to make an offer will not arise in respect of a fundamental change or termination of trading that occurs on or before the day that is five years plus a day after the last date of the issuance of the Convertible Notes unless it is a "change in control". With respect to a fundamental change occurring on or before July 30, 2009 and giving rise to an offer to purchase, FHSI also will pay a Make Whole Premium, as described above.

     a) A "fundamental change" is any transaction or event, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, in connection with which all or substantially all of the Limited Voting Shares are exchanged for, converted into, acquired for or constitute solely the right to receive, consideration that is not all or substantially all common shares that are:

          i) listed on, or immediately after the transaction or event will be listed on, the Toronto Stock Exchange or a United States national securities exchange; or

          ii) approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     b) A "termination of trading" will be deemed to have occurred if the Limited Voting Shares (or other securities or property into which the Convertible Notes then are convertible are neither listed for trading on the Toronto Stock Exchange or a United States national securities exchange nor approved for trading on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

12) LIMITATIONS ON FSHI OPTIONAL SETTLEMENT - FSHI may not pay the purchase price upon a "Redemption of Notes at the Option of the Holders" or a "Offer to Purchase Upon a Designated Event" in Limited Voting Shares (or the applicable shares or securities or a combination of the applicable shares or securities and cash) unless FSHI satisfies certain conditions prior to the purchase date, including:

     a) registration of the Limited Voting Shares (or the applicable shares or securities or a combination of the applicable shares or securities) to be issued upon purchase of the notes under the Securities Act and the Exchange Act, if required;

     b) qualification of Limited Voting Shares (or the applicable shares or securities or a combination of the applicable shares or securities) to be issued upon purchase of the notes under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

     c) listing of the Limited Voting Shares (or the applicable shares or securities or a combination of the applicable shares or securities) to be issued upon purchase of the notes on the Toronto Stock Exchange or a United States national securities exchange or quotation of the applicable shares or securities on the Nasdaq National Market System or any similar United States system of automated dissemination of quotation of securities prices.